Exhibit 21

SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION
OPKO Instrumentation, LLC	Delaware
OPKO Ophthalmics, LLC	Delaware
Froptix LLC	Florida
Ophthalmics Technology, Inc.	Ontario, Canada